

January 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust II
         Issuer CIK: 0001924868
         Issuer File Number: 811-23793/333-264478
         Form Type: 8-A12B
         Filing Date: January 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Defiance Daily Target 2x Long PL ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications